Exhibit 99.1
JED OIL INC.
ADDENDUM
TO THE
Management Proxy Circular
Dated June 29, 2007
Meeting Date: July 30, 2007
An omission has been identified in the discussion of the Resolution to approve the issuance of additional common shares, in the section regarding the acquisition of Caribou Resources Corp., on page 2 of the Management Proxy Circular. The revised relevant section is set out below with the originally omitted word in bold, italic font and underlined. As disclosed in all other public documents relating to the Plan of Arrangement with Caribou, the exchange ratio is one common share of JED for each ten common shares of Caribou.
“2.      Issuance of Additional Common Shares
. . .
A. Acquisition of Caribou Resources Corp.
. . .
The third step in the proposed acquisition of Caribou is completion of an arrangement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta) (“ABCA”). Under the ABCA Arrangement JED has proposed to acquire all of the issued and outstanding common shares of Caribou, which are currently 38,529,540 common shares. In addition, Caribou has outstanding stock options to purchase 2,657,500 common shares and outstanding share purchase warrants to purchase 109,973 common shares. Under the ABCA Arrangement, Caribou’s stock options and share purchase warrants must be exercised by closing or will be terminated, and the issued and outstanding Caribou common shares at closing will be acquired by JED in exchange for Common Shares on the basis of one Common Share for each ten Caribou common shares held. All of Caribou’s stock options and share purchase warrants have an exercise price in excess of the current market price of Caribou’s shares. Caribou’s common shares are listed on the TSX Venture Exchange under the symbol “CBU”. No fractional Common Shares will be issued. Fractions resulting from the exchange rate that are equal to or greater than one-half will be rounded up to the next whole number of Common Shares and resulting fractions less than one-half will be rounded down to the next lower whole number of Common Shares. The Arrangement Agreement and attached Plan of Arrangement for the ABCA Arrangement are attached as an exhibit to the CCAA Plan, and the entire document may be viewed on the website of the Monitor, www.deloitte.ca, under the insolvency and restructuring link.”